

13030443

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2013

Washington DC 400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1212 Avenue of the Americas, Suite 1601
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Gaffney 212-218-7482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McLaren & Co., P.C.
(Name – *if individual, state last, first, middle name*)

504 Corporate Drive West	Langhorne	PA	19047
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/8

DO 3/9/13

OATH OR AFFIRMATION

I, James E. Gaffney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Growth Securities LLC, as of December, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title



Notary Public

CHRISTOPHER BELICH
Notary Public, State of New York
No.01BE6128056
Qualified in Queens County
COMMISSION EXPIRES 06/06/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLaren & Co., P.C.
Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com
www.mclarencpa.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITOR'S REPORT

To the Members of
Capital Growth Securities LLC:

We have audited the accompanying statement of financial condition of Capital Growth Securities LLC (a Delaware limited liability company) (the Company) as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Growth Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Langhorne, PA
February 25, 2013

Capital Growth Securities LLC

Statement of Financial Condition

As of December 31, 2012

ASSETS:		
Cash and Cash Equivalents	$	48,785
Accounts Receivable		21,869
Prepaid Fees		1,356
Receivable from Affiliate		658
Total Assets	$	72,667
LIABILITIES AND MEMBERS' EQUITY:		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	9,992
Deferred Income Taxes		9,284
Total Liabilities		19,276
MEMBERS' EQUITY		53,392
Total Liabilities and Members' Equity	$	72,667

See accompanying notes

Capital Growth Securities LLC

Statement of Income

For the Year Ended December 31, 2012

Revenues:	
Consulting Fees	$ 793,653
Investment Income	171
Total Revenues	793,824
Expenses:	
Research Fees	77,000
Consulting Fees	57,817
Legal and Professional Fees	13,509
Regulatory Fees	11,058
Miscellaneous	2,319
Total Expenses	161,703
Income before Income Tax Provision	632,121
Income Tax Provision	5,879
Net Income	$ 626,242

See accompanying notes

Capital Growth Securities LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2012

	Members' Equity
Balance at December 31, 2011	$ 88,150
Net Income	626,242
Distributions to Members	(661,000)
Balance at December 31, 2012	$ 53,392

See accompanying notes

Capital Growth Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net Income	$ 626,242
Adjustments to reconcile net income to net cash flows from operating activities:	
Gain on Sales of Partnership Investments	(171)
Deferred Income Tax Provision	7,515
Decrease in Accounts Receivable	23,131
Decrease in Accounts Payable and Accrued Expenses	(18,997)
Net Cash Flows from Operating Activities	637,720
Cash Flows from Financing Activities:	
Cash Distributions to Members	(661,000)
Net Cash Flows from Financing Activities	(661,000)
Cash Flows from Investing Activities:	
Proceeds from Sales of Partnership Investments	2,171
Net Cash Flows from Investing Activities	2,171
Decrease in Cash and Cash Equivalents	(21,109)
Cash and Cash Equivalents, beginning of year	69,894
Cash and Cash Equivalents, end of year	$ 48,785
	(0)

Supplemental Cash Flow Data:	
Income Taxes Paid	$ 19,680
Interest Paid	$ -

See accompanying notes

Capital Growth Securities LLC

Notes to Financial Statements
For the Year Ended December 31, 2012

1. **Organization**
Capital Growth Securities LLC is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. **Accounting Principles and Policies**
Cash and cash equivalents
For purposes of preparing the statement of cash flows, unrestricted currency and money market accounts are considered cash and cash equivalents.

Accounts receivable
Management believes that all accounts receivable as of December 31, 2012 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company earns its revenue by generating consulting fee income from providing business development advice to money management companies. The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are collected. Management has estimated the amount of fees earned through December 31, 2012 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Income taxes
As a limited liability company, the Company is not a taxpaying entity for federal or state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the Company is taxed to the members on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax.

Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily cash versus accrual basis accounting, resulting in deferred income taxes.

(continued)

With few exceptions, the Company is no longer subject to New York City Unincorporated Business Tax examinations by the New York City Commissioner of Finance for years before the 2009 year.

Interest expense and penalties are recognized as income tax expense.

3. Fair Value

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

Cash and Cash Equivalents	Level 1	$48,785

4. Concentrations of Risk

In the year ended December 31, 2012, one of the Company's clients accounted for approximately 50% of the Company's consulting revenue and 100% of the Company's yearend accounts receivable.

(continued)

The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 of deposits maintained at any one member financial institution. Additionally, the FDIC insured all deposits held in non-interest-bearing transaction accounts for the full balance from December 31, 2011 through December 31, 2012. During the year, the Company's deposit balance did not exceed $250,000 based on bank records.

5. **Related Party Transactions**
During 2012, the Company purchased research services in the amount of $77,000 from another company having common ownership with the ultimate owners of its members.

6. **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $38,793, which was $33,793 in excess of its required net capital of $5,000. The company's aggregate indebtedness to net capital ratio was 0.26 to 1 at December 31, 2012.

7. **Subsequent Events**
Management has evaluated subsequent events through February 25, 2013, the date that the financial statements were available to be issued. No material subsequent events have occurred requiring accounting recognition or disclosure through that date.

Capital Growth Securities LLC

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2012

Schedule I

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2012

NET CAPITAL

Total Members' Equity	$	53,392
Add: Other (deductions) or allowable credits - Deferred income tax liability associated with non-allowable assets		9,284
Total capital and allowable subordinated liabilities		62,676
Deductions and/or charges:		
A. Non-allowable assets		
Receivables from clients		(21,869)
Prepaid fees		(1,356)
Receivable from affiliate		(658)
Total non-allowable assets		(23,883)
Net capital	$	38,793

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	9,992

Schedule I
(continued)

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	666
Minimum dollar net capital required	$	5,000
Net capital required	$	5,000
Excess net capital at 1500%	$	33,793
Excess net capital at 1000%	$	32,793
Percentage of aggregate indebtedness to net capital		25.76%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2012)

Net capital, as reported in company's Part IIA (Unaudited) FOCUS report	$	46,738
Adjustment of current taxes payable		(6,631)
Additional accrued expenses		(1,315)
Other adjustments		1
Net capital per above	$	38,793

Capital Growth Securities LLC

Schedule II

Not applicable.

Schedule III

Not applicable.

Schedule IV

Not applicable.

Capital Growth Securities LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
as of December 31, 2012

Capital Growth Securities LLC is exempt from the provision of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934, because it meets the exceptions provided within Section (k)(2)(i).

Capital Growth Securities LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
as of December 31, 2012

Capital Growth Securities LLC is exempt from the provision of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934, because it meets the exceptions provided within Section (k)(2)(i).

McLaren & Co., P.C.
Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com
www.mclarencpa.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

To the Members of Capital Growth Securities LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Capital Growth Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Growth Securities LLC's management is responsible for Capital Growth Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of disbursement) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no adjustments; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McLaren & Co., P.C.

Langhorne, PA
February 25, 2013

Capital Growth Securities LLC

Schedule of Assessment and Payments
[General Assessment Reconciliation (Form SIPC-7)]
to the Securities Investor Protection Corporation
for the Year Ended December 31, 2012

Total Revenue for the Year Ended December 31, 2012	$	793,653
General Assessment @ 0.0025	$	1,984
Less assessment payment made with SIPC-6 filed August 1, 2012		(1,201)
Less assessment payment made with SIPC-6 filed February 12, 2013		(783)
Final assessment due	$	-

McLaren & Co., P.C.
Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com
www.mclarencpa.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

Mr. James E. Gaffney, Managing Director
Capital Growth Securities LLC:

In planning and performing our audit of the financial statements of Capital Growth Securities LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

(continued)

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

(continued)

This report is intended solely for the information and use of the Company's members and management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McLane & Co., P.C.

Langhorne, PA
February 25, 2013